UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                      UNDER SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 15)*

                           VIDEO JUKEBOX NETWORK, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                            Palm Beach, Florida 33480
                                 (407) 833-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 30, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      CEA Investors Partnership II, Ltd.
      Employer I.D. No.: 59-2881170

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2.    Check the appropriate box if a member of a group*
                                                                  (a) [X]
                                                                  (b) [ ]

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3.    SEC Use Only



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4.    Source of Funds*

      00


-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]


-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Florida

-------------------------------------------------------------------------------
      Number of      7.     Sole Voting Power
      Shares                -0-
      Beneficially   8.     Shared Voting Power
      Owned By              12,242,655
      Each           9.     Sole Dispositive Power
      Reporting             -0-
      Person With    10.    Shared Dispositive Power
                            9,013,845

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

-------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                             [X]

-------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      59.4%

-------------------------------------------------------------------------------
14.   Type of Reporting Person*

      PN (Limited)

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      CEA Investors, Inc.
      Employer I.D. No.: 59-2827410

-------------------------------------------------------------------------------
2.    Check the appropriate box if a member of a group*
                                                                (a) [X]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3.    SEC Use Only



-------------------------------------------------------------------------------
4.    Source of Funds*

      00


-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Florida

-------------------------------------------------------------------------------
      Number of      7.     Sole Voting Power
      Shares                -0-
      Beneficially   8.     Shared Voting Power
      Owned By              12,242,655
      Each           9.     Sole Dispositive Power
      Reporting             -0-
      Person With    10.    Shared Dispositive Power
                            9,013,845
-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

-------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                               [X]

-------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      59.4%

-------------------------------------------------------------------------------
14.   Type of Reporting Person*

      CO

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      J. Patrick Michaels, Jr.
      Social Security No.: ###-##-####

-------------------------------------------------------------------------------
2.    Check the appropriate box if a member of a group*
                                                                (a) [X]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3.    SEC Use Only



-------------------------------------------------------------------------------
4.    Source of Funds*

      00


-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States

-------------------------------------------------------------------------------
      Number of      7.     Sole Voting Power
      Shares                71,584
      Beneficially   8.     Shared Voting Power
      Owned By              12,255,280
      Each           9.     Sole Dispositive Power
      Reporting             71,584
      Person With    10.    Shared Dispositive Power
                            9,026,470
-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

-------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                               [X]

-------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      59.4%

-------------------------------------------------------------------------------
14.   Type of Reporting Person*

      IN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      StarNet/CEA II Partners
      Employer I.D. No.:  59-3197398

-------------------------------------------------------------------------------
2.    Check the appropriate box if a member of a group*
                                                                (a) [X]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3.    SEC Use Only



-------------------------------------------------------------------------------
4.    Source of Funds*

      WC


-------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]

-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Delaware

-------------------------------------------------------------------------------
      Number of      7.     Sole Voting Power
      Shares                -0-
      Beneficially   8.     Shared Voting Power
      Owned By              12,242,655
      Each           9.     Sole Dispositive Power
      Reporting             -0-
      Person With    10.    Shared Dispositive Power
                            9,013,845
-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

-------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                               [X]

-------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      59.4%

-------------------------------------------------------------------------------
14.   Type of Reporting Person*

      PN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 15 ("Amendment") to the Statement on Schedule 13D dated July 27, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 (the "Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 10, 1993 (the "Amendment No. 3") and as amended by Amendment No. 3 thereto dated September 13, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated December 20, 1993 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated January 11, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 10, 1994 ("Amendment No. 6") and as amended by Amendment No. 7 thereto dated February 23, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated March 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated May 10, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 8, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated July 28, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated August 10, 1994 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated December 16, 1994 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated September 14, 1995 ("Amendment No. 14") (the July Statement as amended by the August Amendment, September Amendment, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as
Exhibit 1 to Amendment No. 12.

      This Amendment is filed by the Reporting Persons subsequent to filing by CEA Investors Partnership II, Ltd., CEA Investors, Inc., and J. Patrick Michaels, Jr. (the "CEA Group") of Amendment No. 1 dated July 7, 1993, to the
Schedule 13D dated June 18, 1993 filed by the CEA Group. The CEA Group's
Schedule 13D dated June 18, 1993 and its exhibits, as amended by Amendment No. 1 dated July 7, 1993 and its exhibits as well as the Original Statement and its exhibits are incorporated herein by reference. Capitalized terms not defined herein shall have the meanings defined in the Original Statement.

      This Amendment is filed to disclose that the arrangements pursuant to which Communications Equity Associates, Inc. ("CEA") was to become an agent for certain persons in connection with transactions related to the disposition of shares of Common Stock have not been consummated nor is such an appointment anticipated.

      Item 13 on the cover pages filed herewith has been amended to reflect the percentage of beneficial ownership of the respective Reporting Person based upon the number of shares issued and outstanding as of January 31, 1996.

      Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.

Item 4 of the Original Statement is hereby supplemented by adding thereto the following:

Item 4.  Purpose Of Transaction

         CEA, VLW (now dissolved - See Item 6 hereto), Wolfson, individually, and together with his wife, Lynn R. Wolfson (collectively, "the Wolfsons"), VHC, the Blanks and Puck have been unable to reach a mutually satisfactory arrangement and have terminated their discussions relating to the appointment of CEA as an exclusive agent for each of the Wolfsons, VHC, the Blanks and Puck in connection with negotiations among third parties with respect to the shares of Common Stock, which are subject to the VLW Proxy Agreement and the VHC Proxy Agreement. At the current time, the Wolfsons, VHC, the Blanks and Puck do not intend to appoint CEA as their agent in connection with any transactions involving the Common Stock. Additionally, StarNet/CEA II Partners (the "Joint Venture") and CEA have been unable to reach a mutually satisfactory arrangement and have terminated their discussions relating to the appointment of CEA as the Joint Venture's exclusive negotiating agent in connection with any potential transactions with third parties.

      Item 5 of the Original Statement is hereby amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

      The Reporting Persons believe that the aggregate number of shares of Common Stock of the Company issued and outstanding as of January 31, 1996 is approximately 23,944,281. The percentage of beneficial ownership of each of the Reporting Persons included in response to Item 13 on the cover page filed herewith is computed based on the aggregate number of shares outstanding on January 31, 1996.

      Item 6 of the Original Statement is hereby amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

      In connection with the liquidation and dissolution of VLW, VLW distributed 312,894 shares of Common Stock to Wolfson and 327,492 shares of Common Stock (collectively, the "Dissolution Shares") to Lynn R. Wolfson. In connection with such transfer, each of Wolfson and Lynn R. Wolfson executed an Agreement to be Bound by Irrevocable Proxy, Right of Refusal and Tag Along Agreement. Pursuant to such agreements, each of the Wolfsons agreed to be bound by the VLW Proxy Agreement and to subject the Dissolution Shares to the terms and conditions of the VLW Proxy Agreement. Wolfson also received an additional distribution of 697,067 shares of Common Stock (the "Additional Shares") from VLW. Wolfson, pursuant to an Agreement to be Bound by Irrevocable Proxy, Right of Refusal and Tag Along Agreement, agreed to be bound by the terms of the VLW Proxy Agreement and to subject the Additional Shares to the terms and conditions of the VLW Proxy Agreement. Since VLW has transferred all of the shares of Common Stock formerly held by it to the Wolfsons and has been dissolved, VLW is no longer a party to the VLW Proxy Agreement.

      The following amendment to Item 6 included in Amendment No. 14 dated September 14, 1995 is hereby deleted in its entirety:

                  See Item 4 with respect to the agreements in principle between CEA and each of VLW and Wolfson; VHC, the Blanks and Puck; and the Joint Venture with respect to the engagement of CEA as exclusive negotiating agent for such parties in connection with any disposition of Common Stock held by the Joint Venture and any shares of Common Stock subject to the VLW or VHC Proxy Agreements which may be transferred in connection therewith pursuant to the co-sale rights therein. Such agreements in principle are intended to be reflected in written agreements.

      Item 7 of the Original Statement is hereby amended and supplemented as follows:

Item 7.  Material To Be Filed As Exhibits

Exhibit 99.1 Agreement to be Bound by Irrevocable Proxy, Right of Refusal and Tag-Along Agreement dated as of October 19, 1995 by and between Wolfson, Lynn R. Wolfson and CEA Investors Partnership II, Ltd.

Exhibit 99.2 Agreement to Be Bound by Irrevocable Proxy, Right of Refusal and Tag-Along Agreement dated as of November 30, 1995 by and between Wolfson and CEA Investors Partnership II, Ltd.

Exhibit 99.3 Schedule 13D dated July 27, 1993 (originally filed in paper format)

Exhibit 99.4 Amendment No. 1 to Schedule 13D dated August 9, 1993 (originally filed in paper format)

Exhibit 99.5 Amendment No. 2 to Schedule 13D dated September 10, 1993 (originally filed in paper format)

Exhibit 99.6 Amendment No. 3 to Schedule 13D dated September 13, 1993 (originally filed in paper format)

Exhibit 99.7 Amendment No. 4 to Schedule 13D dated December 20, 1993 (originally filed in paper format)

Exhibit 99.8 Amendment No. 5 to Schedule 13D dated January 11, 1994 (originally filed in paper format)

Exhibit 99.9 Amendment No. 6 to Schedule 13D dated February 10, 1994 (originally filed in paper format)

Exhibit 99.10 Amendment No. 7 to Schedule 13D dated February 23, 1994 (originally filed in paper format)

Exhibit 99.11 Amendment No. 8 to Schedule 13D dated March 9, 1994 (originally filed in paper format)

Exhibit 99.12 Amendment No. 9 to Schedule 13D dated May 10, 1994 (originally filed in paper format)

Exhibit 99.13 Amendment No. 10 to Schedule 13D dated July 8, 1994 (originally filed in paper format)

Exhibit 99.14 Amendment No. 11 to Schedule 13D dated July 28, 1994 (originally filed in paper format)

Exhibit 99.15 Amendment No. 12 to Schedule 13D dated August 10, 1994 (originally filed in paper format)

Exhibit 99.16 Amendment No. 13 to Schedule 13D dated December 16, 1994 (originally filed in paper format)

Exhibit 99.17 Amendment No. 14 to Schedule 13D dated September 14, 1995 (originally filed in paper format)

      Except as specifically modified, amended or supplemented by this Amendment No. 15, all of the information in the Original Statement is hereby confirmed.

                                  SCHEDULE 13D

                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


CEA INVESTORS PARTNERSHIP II,         CEA INVESTORS, INC., a
LTD. a Florida limited                Florida corporation
partnership

By:   CEA Investors, Inc., General
      Partner
                                      By: /s/ THOMAS W. CARDY
                                         -------------------------------------
                                      As: Vice President
                                         -------------------------------------

By: /s/ THOMAS W. CARDY               Dated: February 9, 1996
   -------------------------------
As: Vice President
   -------------------------------


Dated: February 9, 1996

/s/ J. PATRICK MICHAELS, JR.
----------------------------------
J. Patrick Michaels, Jr.
                                      STARNET/CEA II PARTNERS
Dated:  February 9, 1996              By: CEA Investors Partnership
                                          II, Ltd., a Florida
                                          Limited Partnership, its
                                          General Partner

                                      By: CEA Investors, Inc.,
                                          General Partner



                                      By: /s/ THOMAS W. CARDY
                                         --------------------------------------
                                      As: Vice President
                                         --------------------------------------

                                      Dated: February 9, 1996